Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

May 9, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Bradley Ecker, Sherry Haywood

Re:	Polestar Automotive Holding UK Limited
Amendment No. 5 to Registration Statement on Form F-4
Filed April 21, 2022
File No. 333-260992

Ladies and Gentlemen:

This letter sets forth responses of Polestar Automotive Holding UK Limited, which re-registered as a public limited company under the laws of England and Wales with the name “Polestar Automotive Holding UK PLC” (“Polestar”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated May 5, 2022, with respect to the above referenced Registration Statements on Form F-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Polestar’s response to each of the numbered comments immediately below each numbered comment.

In addition, Polestar has revised the Registration Statement in response to the Staff’s comments and Polestar is concurrently filing an amended Registration Statement with this letter. Page numbers in the text of Polestar’s responses correspond to page numbers in the Registration Statement, as so amended.

Amendment No. 5 to Registration Statement on Form F-4

Polestar’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Internal control over financial reporting, page 329

1.

Staff’s Comment: We note that additional material weaknesses were identified in fiscal 2021 related to revenue and intangible assets, which resulted in material adjustments. Please tell us whether any of these adjustments were related to periods prior to fiscal 2021 and how you considered the requirements under IAS 8, if material.

Response: Polestar acknowledges the Staff’s comment and respectively advises the Staff that the material adjustments identified in FY2021 were related to (a) new revenue streams that commenced in FY2021 and (b) new intangible assets that were acquired in December of FY2021. Since these material adjustments in FY2021 did not result in a change of an accounting policy or correction of an error in a prior period, including the interim period ended June 30, 2021, the guidance in IAS 8 is not applicable.

Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2021, page 339

2.

Staff’s Comment: We note that you separately present the amount associated with the Earn Out Shares in “Retained Earnings” instead of reflecting in “Accumulated Deficit.” Please revise to present this amount as part of the “Accumulated Deficit,” or explain why you believe your current presentation is appropriate.

Response: Polestar acknowledges the Staff’s comment and has revised the presentation of the amount associated with the Earn Out Shares to be reflected as part of “Accumulated Deficit” in the amended Registration Statement.

Audited Financial Statements of Polestar Automotive Holding Limited

Revenue recognition, page F-42

3.

Staff’s Comment: Reference is made to your disclosures relating to residual value guarantees (RVG) on page F-43. Please explain in greater detail the nature and terms surrounding the RVG in your contracts and how such transactions with certain dealers that include RVG are recorded within your financial statements. Tell us to whom Polestar pays cash for the difference between the determined residual value and the contracted residual value and how often you evaluate the determined residual value. As part of your response, please provide the authoritative guidance you relied upon in determining your accounting treatment.

Response: Polestar acknowledges the Staff’s comment and respectfully advises the Staff that Polestar has retailer agreements with third-party dealer customers in the United States (“U.S.”) under which the third-party dealers agree to sell vehicles to their U.S. customers. Retailer agreements are not part of Polestar’s fleet business and the third-party dealers are not fleet customers. For certain fleet customers, Polestar has entered into agreements including repurchase commitments which are accounted for as lease arrangements under IFRS 16.

In the case of a dealer’s customer in the U.S. contracting for a vehicle involving a lease, the third-party dealer originates a lease contract with its customer and sells the lease contract, including title to the leased vehicle, to VCFS Auto Leasing Company, a trust administered by Volvo Car Financial Services U.S., LLC doing business as Polestar Financial Services (“PFS”). For the avoidance of doubt, PFS is not a consolidated subsidiary of Polestar and the vehicles are not sold back to Polestar at the end of a lease contract or in any other circumstance. The name PFS is only used for branding purposes. Volvo Car Financial Services U.S., LLC is a related party of Polestar and a consolidated subsidiary of Volvo Cars.

Bank of America National Association (“BANA”) is the beneficiary of the leases held by the VCFS Auto Leasing Company and funds the purchase of the lease contract and title to the leased vehicle from the third-party dealer. BANA’s involvement in the leasing arrangement is almost simultaneous with the third-party dealer’s extension of the lease contract to the dealer’s customer (i.e., initial cash and title transfer between a third-party dealer, VCFS Auto Leasing Company, and BANA usually occurs within a business day). In order to create an attractive commercial leasing solution in the U.S. and incentivize BANA to do business with PFS and Polestar, Polestar entered into the RVG agreement with PFS and BANA. Under the RVG agreement, BANA sought economic protection from degradation in the residual value of the lease contracts it funds in the U.S. through dealers. Polestar’s relationship with PFS and BANA under the RVG agreement is disclosed on page F-83. For the avoidance of doubt, BANA is not a related party of Polestar.

While BANA is not Polestar’s customer (the U.S. third party dealer is Polestar’s customer), BANA is the ultimate owner of the debt related to the lease contract originated by a U.S. dealer and the trust holds the title to the leased vehicle for the benefit of BANA. BANA is the ultimate third party involved in facilitating the financing to the end customer via the lease originated by the third-party dealer. As a result, BANA has exposure to gains or losses arising from the difference between the resale price of the leased vehicle after the lease contract ends and the ALG residual value as further explained in the paragraph below (i.e., BANA owns the ultimate risks and rewards of the leased vehicle and lease contract).

During the term of a lease contract, Polestar and BANA monitor the residual values using publications on residual values by Automotive Lease Guide (“ALG”), a subsidiary of JD Power, an industry expert on the residual values of vehicles. On a bi-monthly basis, the residual value risk is updated and reviewed with the assistance of ALG publications.

Under the terms of the RVG agreement, Polestar is obligated to share a portion of BANA’s residual value risk when the vehicle is resold as a used vehicle after the end of the lease term. Polestar and BANA share the gain or loss on the vehicle resale after the lease term ends on a proportional basis as defined in the RVG agreement.

Polestar is required to compensate BANA upfront in cash for a contractual percentage of the retail purchase price of the leased vehicle (the “Enhancement”). On a bi-monthly basis consistent with residual value review discussed above, Polestar and BANA update the amount held in a restricted bank account held by BANA based on whether the latest predicted wholesale value is higher or lower than the ALG prediction from prior period. If the residual value of the vehicle decreases, Polestar is obligated to make an additional bi-monthly cash true-up payment to BANA to reflect the increase in Polestar’s residual value risk based on a formula which is defined in the RVG agreement. If the ALG wholesale forecast amount increases, BANA is obligated to make comparable payment to Polestar. In other words, the sum of the Enhancement plus (or minus) bi-monthly true-up adjustments is a variable amount during the term of the lease contract that is trued-up in cash on a bi-monthly basis to cover Polestar’s share of the ALG based expectation of gain or loss once the vehicle is sold after the lease term ends.

Once the lease ends and the leased vehicle is sold, a final settlement occurs between BANA and Polestar based on the difference between the resale price and the original ALG residual value. This results in either (1) a payment from Polestar to BANA if the resale results in a loss that is higher than the current Enhancement balance plus net true-ups or (2) a repayment of a portion or all of the current Enhancement balance and any true-ups from BANA to Polestar if the resale results in a gain. In the latter case, BANA could have to pay Polestar more than the current Enhancement balance, although it is expected to be in rare circumstances.

The following is a high-level order of events related to the RVG arrangement:

1.

Polestar sells a vehicle to a third-party dealer in the U.S. under its retailer agreement and vehicle title is transferred to the third-party dealer. Polestar receives a cash payment from the third-party dealer in exchange for the vehicle in accordance with its standard credit terms (i.e., payment is usually due immediately or within a few business days).

2.	The third-party dealer originates a lease contract with their customer.

3.

VCFS Auto Leasing Company, through the administration and origination services of PFS, purchases the lease contract and the vehicle (i.e., rights to vehicle title and lease cash flows) from the third-party dealer and vehicle title is transferred to VCFS Auto Leasing Company. The third-party dealer receives a cash payment from VCFS Auto Leasing Company in exchange for the vehicle.

4.

BANA, the beneficiary of the leases under the VCFS Auto Leasing Company trust, funds the purchase of the lease contract from the third-party dealer and owns the beneficial interest in the lease. Polestar makes a cash payment to BANA for the Enhancement.

5.

The dealer’s customer makes lease payments to VCFS Auto Leasing Company for the benefit of BANA during the lease term. Bi-monthly cash true-up payments occur between BANA and Polestar during the lease term.

6.	At the end of the lease term, BANA sells the leased vehicle in the market as a used vehicle. Final cash settlement occurs between BANA and Polestar related to the RVG.

Management evaluated the facts and circumstances of the RVG agreement under IFRS 4, Insurance Contracts (“IFRS 4”), IFRS 16, Leases (“IFRS 16”), and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 4.4(c) states that RVGs and other contractual rights or obligations that are contingent upon the future use of, or right to use, a non-financial item are out of scope of the guidance in IFRS 4. As Polestar is providing the RVG to its customer’s customer (i.e., BANA) as part of its sales and distribution process in its role as a vehicle manufacturer, Polestar determined IFRS 4 does not apply.

When evaluating the RVG agreement under IFRS 16, it was determined Polestar’s retailer agreements that govern the initial sale of a vehicle from Polestar to the third-party dealer do not contain leases under IFRS 16.9 because control of the vehicle is transferred to the third-party dealer once the vehicle is delivered. Upon transfer, the third-party dealer assumes inventory risk of the vehicle and can obtain all cash flow benefits of the vehicle through sales, leases, or otherwise at will. Polestar does not provide repurchase commitments or other features that could limit the third-party dealer’s control of the vehicle under a retailer agreement. In the case of a lease contract subject to the RVG agreement, Polestar does not participate in the cash flow benefits and risks of the lease arrangement between the third-party dealer, PFS, BANA, and the dealer’s customer. Polestar only shares a portion of BANA’s residual value risk once the leased vehicle is sold after the end of the lease term (i.e., a portion of the gain or loss on resale) and this risk does not impact BANA’s control of the vehicle under any circumstances. As such, Polestar does not act as a lessor or lessee in any capacity and management determined IFRS 16 does not apply.

Since the RVG agreement is not in scope of IFRS 4 or IFRS 16, it was analyzed under IFRS 15. Polestar determined that the RVG agreement and retailer agreements were entered into in order to achieve a single commercial leasing solution for the dealer’s customer in the U.S. The consideration payable to BANA under the RVG agreement is dependent on the vehicle sale to the dealer and subsequent origination of a lease under which BANA ultimately holds title of the vehicle and right to lease payments from the dealer’s customer. If the dealer does not originate a lease with its customer, the RVG agreement does not apply (i.e., the impact of the RVG agreement is contingent upon activity that occurs at the third-party dealer after control has transferred to the third-party dealer from Polestar). Therefore, Polestar concluded it was appropriate to combine the RVG agreement with its retailer agreements for accounting purposes under IFRS 15.17.

Polestar also considered the nature of the RVG to determine if it impacted control of the vehicle being transferred or the consideration to which Polestar is entitled to receive (i.e., a transaction price reduction). Polestar determined that the RVG does not affect the point in-time transfer of control of the vehicle under IFRS 15.38 because title, cash flow benefits, and other control indicators are able to transfer between Polestar, the third-party dealer, PFS, and ultimately, BANA. Additionally, Polestar does not provide a repurchase commitment that could evidence a significant amount of risk remains with Polestar. Management expects it to be rare that the amount entitled to BANA or Polestar will be above or below a narrow band of the original ALG residual value. This expectation is based on (1) normalized peer company historical analyses, (2) the fact that ALG is an industry expert in the field of setting residual values and (3) the fact that resale values of electric vehicles have been and are expected to be stable with demand. Therefore, Management determined that control has transferred and determined this is consideration payable to a customer’s customer under the guidance in IFRS 15.70 through 72 and is required to be included in the transaction price as variable consideration.

At month-end, the impact of the Enhancement (i.e., Polestar’s share of residual value exposure) is recognized as a reduction of revenue for the sales to the third-party dealers (i.e., variable consideration reducing the transaction price) and updated each reporting period. Management believes Polestar’s payment of the Enhancement represents an appropriate constraint on the transaction price and is trued-up bi-monthly thereafter using ALG publications. Based on used vehicle sales information from PFS, ALG, and BANA, Management does not anticipate BANA’s losses from the resale of a leased vehicle to be higher than the initial Enhancement paid to BANA. Thus, Management does not anticipate Polestar’s final settlement with BANA at the end of the lease term to be above the initial Enhancement amount and result in a significant revenue reversal.

For the year-ended December 31, 2021, Polestar did not make a material amount of true-up payments to BANA beyond the initial Enhancement payments made when the leases were originated because information received by ALG during FY2021 did not evidence a material increase in Polestar’s residual value risk under the RVG agreement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Timothy Cruickshank at (212) 446-4794 of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,

By:	/s/ Thomas Ingenlath
Name: Thomas Ingenlath
Title: Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler

Timothy Cruickshank

Alex Lloyd

Kirkland & Ellis LLP

James R. Griffin

Kyle C. Krpata

Weil, Gotshal & Manges LLP